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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALES CAPITAL SECURITIES

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 LARKSPUR LANDING CIRCLE #321
(No. and Street)

LARKSPUR (City) CA (State) 94939 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELAINE ANDRIAN 415 464-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

1454 ROUTE 22, SUITE A-104 (Address) BREWSTER (City) NY (State) 10509 (Zip Code)

PROCESSED
FEB 01 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ELAINE ANDRIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALES CAPITAL SECURITIES, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

[signature]
Signature

VICE PRESIDENT
Title

[signature]
Notary Public


ROBERT ALLAN JACOBSON
Commission # 1610332
Notary Public - California
Marin County
My Comm. Expires Oct 1, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALES CAPITAL SECURITIES

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006
with Report of Independent Auditors



HALES CAPITAL SECURITIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS


ATTI & COMPANY, PLLC
Certified Public Accountants

Milltown Office Park
1454 Rt 22, Suite A-104
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

P.O. Box 253
Golden's Bridge, New York 10526

Report of Independent Auditors

To the Stockholder and Board of Directors
of Hales Capital Securities

We have audited the accompanying statement of financial condition of Hales Capital Securities (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hales Capital Securities at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti + Company, PLLC

January 18, 2007

HALES CAPITAL SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets:		
Cash	$	457,225
Prepaid expenses		728
		457,953
Other Assets:		
Goodwill		59,270
Deferred tax benefits (Note 5)		11,103
		70,373
Total assets	$	528,326

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to parent - income taxes (Note 5)	$	186,721
Accrued professional and other expenses		2,750
		189,471
Stockholder's equity:		
Common stock, no par value		
Authorized shares – 15,000,000		
Issued and outstanding – 10,000		7,200
Preferred stock, no par value		
Authorized shares – 7,500,000		
Issued and outstanding - 0		-
Additional paid-in-capital		151,743
Retained earnings		179,912
		338,855
Total liabilities and stockholder's equity	$	528,326

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Finance engagement	$ 2,100,000
Interest income	10,245
	2,110,245
Expenses:	
Expenses charged by parent (Note 4)	1,692,198
Professional fees	3,020
Other expenses	2,880
	1,698,098
Income before taxes	412,147
Provision for income taxes	(188,314)
Net Income	$ 223,833

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Shareholder's Equity
Balance at beginning of year	$ 7,200	$ 151,743	$ (43,921)	$ 115,022
Net income			223,833	223,833
Balance at end of year	$ 7,200	$ 151,743	$ 179,912	$ 338,855

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	223,833
Decrease in deferred tax benefits		791
Decrease in accounts receivable and prepaid expenses		5,262
Increase in payables and accrued expenses		183,803
Net increase in cash		413,689
Cash at beginning of year		43,536
Cash at end of year	$	457,225

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

---

1. Summary Description of Business Activities

Hales Capital Securities (formerly eQuityhound Securities Corporation) (the "Company") is a corporation formed on August 21, 2000 in the state of California. The Company received its license from the National Association of Securities Dealers, Inc. ("NASD") to become a licensed securities broker-dealer in May 2001. In addition, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by Hales Group, Inc. (formerly MBJC Holdings, Inc.) The acquisition resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs, of $59,270, was recorded as goodwill in the Company's financial statements.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2006 the Company had net capital of $255,116 in excess of its required net capital of $12,638. The Company's ratio of aggregate indebtedness to net capital was .708 to 1 at December 31, 2006.

4. Services From Parent

Hales Group, Inc. provides professional staff, general and administrative services to the Company. Such services amounted to $1,692,198 in 2006 and comprised:

Salaries and benefits	$ 1,691,844
Rent	257
Other	97
	$ 1,692,198

5. Income Taxes

The Company is included in the consolidated tax returns filed by its parent and other members of the group. Taxes payable by the Company are calculated as if it were a separate taxpayer. Federal income taxes are computed using the maximum corporate tax rate. California taxes are calculated in a manner consistent with the federal income tax calculation approach.

The Company accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets for expected future tax benefits associated with net operating loss carryforwards (NOLCs). As a result of the change in ownership of the parent company in October 2004, the Company's NOLCs have been limited under the tax rules.

Management believes that it is more likely than not that the tax benefits related to the NOLCs will be realized fully. Accordingly, the Company has reflected a tax credit in its income tax provision for 2006 and has recorded a deferred tax asset of $11,103 of December 31, 2006.
The provision (credit) for taxes on income in 2006 consists of :

Current:	
Federal	
Computed per agreement	$ 151,880
Utilization of NOLC	(495)
	151,385
California	
Computed per agreement	37,226
Utilization of NOLC	(297)
	36,929
Total Provision	$ 188,314

The Company had remaining NOLCs of approximately $58,600 and $25,600 at December 31, 2006 for federal and California income tax purposes, respectively. Federal and California expiration dates range from 2022 through 2024 and 2012 through 2014, respectively.

HALES CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2006

Net capital		
Total shareholder's equity qualified for net capital	$	338,855
Less non-allowable assets		(71,101)
Net capital	$	267,754
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to parent	$	186,721
Accrued expenses		2,750
Total aggregate indebtedness	$	189,471
Computation of basic net capital requirement		
Net capital	$	267,754
Minimum net capital required (6-2/3% of aggregate indebtedness)		(12,638)
Excess net capital	$	255,116
Ratio: Aggregate indebtedness to net capital		.708 to1

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's December 31, 2006 Part IIA Focus filing, as amended.

HALES CAPITAL SECURITIES
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.